(Celgene Corporation letterhead)
Via Facsimile and Overnight Mail
April 2, 2010
United States Securities and Exchange Commission
Sasha S. Parikh, Staff Accountant
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Celgene Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Form 8-K filed January 11, 2010 File Number: 000-16132
Dear Ms. Parikh:
We acknowledge receipt of your comment letter dated March 29, 2010 in respect of Celgene Corporation’s Form 10-K for the fiscal year ended December 31, 2009 and Form 8-K filed on January 11, 2010.
We understand that the purpose of your review is to assist in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.
We are asking for an extension of 20 business days for our response, meaning we plan to respond within 30 business days from the date of your letter.
Sincerely,

/s/ David W. Gryska
David W. Gryska
Senior Vice President and Chief Financial Officer

cc:	Jim B. Rosenberg, Senior Assistant Chief Accountant Mark Brunhofer, Review Accountant Andre Van Hoek, Celgene Vice President and Corporate Controller